UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 11-K
______________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From             to

Commission File Number: 001-33664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Charter Communications, Inc. Retirement Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Communications, Inc.
400 Washington Blvd.
Stamford, Connecticut 06902

Charter Communications, Inc.
Retirement Accumulation Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Governance Committee and Plan Administrator of the
Charter Communications, Inc. Retirement Accumulation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Charter Communications, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the Financial Statements

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Armanino LLP

St. Louis, Missouri
June 27, 2025

We have served as the Plan’s auditor since 2024.

Charter Communications, Inc. Retirement Accumulation Plan
Statements of Net Assets Available for Benefits

	December 31,
(in thousands)	2024	2023
Assets:
Investment in the Charter Communications, Inc. Defined Contribution Plans Master Trust
At fair value (Note 4)	$1,455,147	$1,240,863
At contract value (Note 6)	15,985	18,006
Investment in the Charter Communications, Inc. Defined Contribution Plans Master Trust	1,471,132	1,258,869

Employer contributions receivable	3,945	10,951
Total assets	1,475,077	1,269,820

Liabilities:
Accrued administrative expenses	95	115
Total liabilities	95	115

Net assets available for benefits	$1,474,982	$1,269,705

See accompanying notes to financial statements.

Charter Communications, Inc. Retirement Accumulation Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,
(in thousands)	2024
Additions:
Net investment gain in the Charter Communications, Inc. Defined Contribution Plans Master Trust	$173,386
Employer contributions	155,936
Total additions	329,322

Deductions:
Benefits paid to participants	122,996
Administrative expenses	1,049
Total deductions	124,045
Net increase	205,277

Net assets available for benefits, beginning of year	1,269,705
Net assets available for benefits, end of year	$1,474,982

See accompanying notes to financial statements.

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

(1) Description of Plan

The following description of the Charter Communications, Inc. Retirement Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution, profit sharing, single employer plan administered by Charter Communications, Inc. ("Charter," "Company" or "Plan Administrator") under the provisions of Section 401(a) of the Internal Revenue Code, as amended ("IRC"), which includes a qualified deferred arrangement as defined in Section 401(k) of the IRC, for the benefit of eligible employees of Charter as defined in the Plan agreement. The Plan covers employees of Charter and its subsidiaries, collectively referred to herein as the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

Fidelity Management Trust Company ("Fidelity"), the Recordkeeper and Trustee, as defined below, holds the Plan's investment assets and executes investment transactions.

Master Trust

The assets of the Plan, along with the assets of the Charter Communications, Inc. 401(k) Savings Plan (the "401(k)"), are invested in the Charter Communications, Inc. Defined Contribution Plans Master Trust (the "Master Trust"), for which the trustee is Fidelity (the "Trustee"). The Plan and the 401(k) are the only participating plans in the Master Trust. The Master Trust, through its investment managers, invests in a variety of investment funds ("Investment Funds").

Eligibility

Most employees of the Company become eligible to participate in the Plan on the first day of the calendar month coinciding with or following one month of employment. Effective January 1, 2025, most employees of the Company become eligible to participate in the Plan on the first day of the calendar month coinciding with or following 90 days of employment. Most employees are generally eligible to participate. Employees covered by a collective bargaining agreement are not covered by this Plan unless their agreement expressly states eligibility.

Contributions

Employees may not contribute to the Plan. The employer contribution equals 3% of the participant's eligible payroll compensation. Effective January 1, 2025, employer contributions will be made to the Plan annually following the close of that plan year provided the employee was employed by the Company on December 31 of that year.

The Plan, in accordance with the IRC, could not recognize compensation in excess of $345 thousand for 2024, for purposes of contributions (which amounts will be adjusted in future years for cost-of-living increases).

Participant Accounts

Each participant may designate the percentage of contributions to be allocated to each of the available Investment Funds. In the absence of an investment election, contributions will be allocated to a default Investment Fund as designated by the Plan Administrator.

Each participant's account is credited with the Company's contribution and an allocation of earnings. Allocations of earnings are based on account balances on a pro rata basis, as described in the Plan agreement. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

Vesting

Company contributions and the earnings thereon generally vest based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Vested
Number of Full Years within Period of Service	Percentage
Less than 3	—%
3 or more	100%

Nonvested amounts are forfeited if an employee terminates prior to fully vesting. In the event of the death or disability of a participant, the participant will automatically become fully vested.

Payment of Benefits

A lump sum cash distribution is the default distribution of a participant's vested portion of their account; however, upon termination of service or attainment of normal retirement age, there is no requirement for participants to commence payment of their vested benefit prior to age 73. Benefits distributed from all Investment Funds are paid in cash.

Forfeitures

Forfeited amounts may be used to reduce the amount of employer contributions and/or to reduce administrative expenses to the Plan. The total amount of unallocated forfeitures at December 31, 2024 and 2023 was $974 thousand and $1.0 million, respectively. Forfeitures used to reduce the amount of employer contributions and/or administrative expenses during the year ended December 31, 2024 were $36.8 million.

Investments

As of December 31, 2024, the Investment Funds available under the Plan consisted of three core actively managed funds, four passive index funds, ten target retirement date funds, a stable value fund, and a mutual fund window (a self-directed brokerage account). Employees may invest in shares of Charter Communications, Inc. Class A common stock. This investment is offered as a real-time traded investment option.
Company contributions are generally invested in specific increments in the Investment Funds. Participants are able to transfer account balances among the Investment Funds.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value, except for fully-benefit responsive investment contracts which are stated at contract value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants normally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 6 for further discussion and disclosures related to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Salaries and related benefits of employees under the Plan are provided by the Company. Other administrative expenses, primarily transaction fees and account fees, are paid by the Plan for active employees. Beginning January 1, 2025, the recordkeeping administrative expense will be assessed to the applicable participant's account. Investment related expenses are included in net investment gain (loss) in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 27, 2025, the date the financial statements were available to be issued.

(3) Investments

As described in Note 1, the Master Trust was established to hold the assets of the Plan and the 401(k). The Plan and the 401(k) are the only participating plans in the Master Trust. Investment income, realized gains (losses) on sales of investments, unrealized appreciation (depreciation) of investments, other receivables and other liabilities are allocated to the segregated asset portfolios within the Master Trust. In accordance with GAAP, the net change in value from participation in the Master Trust is reported as one line item in the Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported at fair value and contract value in the Statements of Net Assets Available for Benefits.

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

The net assets available to participating plans in the Master Trust as of December 31, 2024 and 2023 are summarized below:

	December 31,
	2024		2023
	Master Trust Balance	Plan's Interest in Master Trust Balances	Master Trust Balance	Plan's Interest in Master Trust Balances
Assets
Investments, at fair value:
Cash and equivalents(a)	$24,013	$1,922	$19,429	$1,832
Charter Communications, Inc. common stock(a)	63,773	5,355	78,072	—
Other common stocks(a)	458,655	11,598	461,562	10,930
Mutual funds(a)	459,906	28,757	373,540	21,607
Other investments measured at NAV(b)	8,811,536	1,406,828	7,573,842	1,205,683
Total investments, at fair value	9,817,883	1,454,460	8,506,445	1,240,052
Investments, at contract value	384,731	15,985	420,431	18,006
Other receivables	7,756	1,039	16,896	1,587
Total assets	10,210,370	1,471,484	8,943,772	1,259,645

Liabilities
Other liabilities	8,056	352	17,362	776
Total liabilities	8,056	352	17,362	776

Net assets available to participating plans	$10,202,314	$1,471,132	$8,926,410	$1,258,869

(a)The Master Trust's investment assets are classified within Level 1 of the fair value hierarchy. See Note 4.
(b)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) were not classified in the fair value hierarchy. See Note 5.

The following are the changes in net assets for the Master Trust for the year ended December 31, 2024:

Year ended December 31,
2024
Net appreciation in fair value of investments	$1,244,734
Interest and dividends	18,543
Net investment gain	1,263,277

Administrative and investment expenses	9,795

Transfers in	1,098,153
Transfers out	1,075,731

Net increase	1,275,904

Net assets available to participating plans, beginning of year	8,926,410
Net assets available to participating plans, end of year	$10,202,314

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

The proportionate share of Master Trust net investment income allocated to the Plan for the year ended December 31, 2024 totaled $173.4 million, excluding administrative expenses (see Note 11). As of December 31, 2024, the beneficial interest of the Plan in the Master Trust was approximately 14%.

(4) Fair Value Measurement

Accounting guidance provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. The net asset value ("NAV") practical expedient to fair value is used for certain investments as of December 31, 2024 and 2023. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Cash and cash equivalents. Consists of money market funds which are stated at cost which approximate fair value.

Charter Communications, Inc. common stock and other common stocks. Valued at the closing price reported on the active market on which the individual securities are traded. No single industry comprised a significant portion of common stock held by the Master Trust as of December 31, 2024 or 2023.

Mutual funds.Valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Collective trust funds. Valued using the NAV provided by the manager of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less liabilities, and then divided by the number of units outstanding.

The Master Trust's investment assets as of December 31, 2024 and 2023 are classified within Level 1 of the fair value hierarchy and it does not hold any investments classified as Level 2 or 3. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. See Note 3.

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

(5) Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the Master Trust's investments for which fair value is measured using the NAV per share as a practical expedient to fair value as of December 31, 2024 and 2023. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

	December 31,
	2024	2023
(in thousands)	Fair Value	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Collective trust funds	$8,811,536	$7,573,842	None	Immediate	None	Daily

(6) Fully Benefit-Responsive Investment Contracts

The Master Trust holds a portfolio of synthetic investment contracts, the Capital Preservation Fund. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. These contracts met the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Total synthetic contracts as of December 31, 2024 and 2023 totaled $384.7 million and $420.4 million, respectively, of which the Plan holds $16.0 million and $18.0 million, respectively.

The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Master Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Master Trust. With traditional investment contracts, the Master Trust owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Master Trust are designed to pay all participant-initiated transactions at contract value. However, certain events might limit the ability of the Master Trust to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.The Plan's failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC;
2.Premature termination of the contracts;
3.Plan termination or merger;
4.Changes to the Plan's prohibition on competing investment option;
5.Bankruptcy of the Plan sponsor or other plan sponsor events that significantly affect the Plan's normal operations.

No events are probable of occurring that might limit the ability of the Master Trust to transact at contract value with the contract issuers and that also would limit the ability of the Master Trust to transact at contract value with the participants.

In addition, certain events allows the issuer to terminate the contracts with the Master Trust and settle an amount different from contract value. Those events may be different under each contract. Examples of such events include:

1.An uncured violation of the Plan's investment guidelines;
2.A breach of material obligation under the contract;

Charter Communications, Inc. Retirement Accumulation Plan
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands, except where indicated)

3.A material misrepresentation;
4.A material amendment to the agreements without the consent of the issuer.

(7) Related Party and Parties-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by the Trustee. Transactions related to these investments qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

At December 31, 2024, the Plan held 15,622 shares of Charter Communications, Inc. common stock with a fair value of $5.4 million. During the year ended December 31, 2024, these investments earned realized gains of $89 thousand and unrealized gains of $870 thousand. During the year ended December 31, 2024, the Plan purchased $5.1 million and sold $711 thousand of these shares.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

(9) Tax Status

The Plan adopted the Fidelity Investment volume submitter document. The Fidelity volume submitter document received a favorable determination letter from the Internal Revenue Service ("IRS") dated June 30, 2020 indicating it is in compliance with applicable requirements of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10) Risks and Uncertainties

The Master Trust invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of certain line items on the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2024 to Form 5500:

	Per Financial Statements	Reclass for Form 5500 Purposes	Per Form 5500
Net investment gain in the Charter Communications, Inc. Defined Contribution Plans Master Trust	$173,386	$(1,049)	$172,337
Administrative expenses	$1,049	$(1,049)	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Accumulation Plan

	By:	/s/ Paul Marchand
Paul Marchand
Date: June 27, 2025		Executive Vice President - Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Armanino LLP Independent Registered Public Accounting Firm